# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIPELLA PHARMACEUTICALS INC., CIK 0001347242
CUSIP: 53630L100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 400 N LEXINGTON ST, 400 N LEXINGTON ST, PITTSBURGH, Pennsylvania (PA), 15208
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001535610-24-000026
Filed by CIK 0001535610

## Reporting persons
- SABBY MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 60,325; sole dispositive power 0; shared dispositive power 60,325; aggregate amount beneficially owned 60,325 (4.9% of the class)
- SABBY VOLATILITY WARRANT MASTER FUND LTD: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 60,325; sole dispositive power 0; shared dispositive power 60,325; aggregate amount beneficially owned 60,325 (4.9% of the class)
- HAL MINTZ: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 60,325; sole dispositive power 0; shared dispositive power 60,325; aggregate amount beneficially owned 60,325 (4.9% of the class)

## Item 1. Issuer
Name of issuer: LIPELLA PHARMACEUTICALS INC.
Address of issuer's principal executive offices: 400 N LEXINGTON ST, 400 N LEXINGTON ST, PITTSBURGH, PENNSYLVANIA, 15208.

## Item 2. Person Filing
Name of person filing:
Sabby Volatility Warrant Master Fund, Ltd.
Sabby Management, LLC
Hal Mintz
Address of principal business office or, if none, residence:
Sabby Volatility Warrant Master Fund, Ltd.
c/o Captiva (Cayman) Ltd
Governors Square, Bldg 4, 2nd Floor
23 Lime Tree Bay Avenue
P.O. Box 32315
Grand Cayman KY1-1209
Cayman Islands

Sabby Management, LLC
7012 Fisher Island Dr.
Miami Beach, FL 33109

Hal Mintz
c/o Sabby Management, LLC
7012 Fisher Island Dr.
Miami Beach, FL 33109
Citizenship:
Sabby Volatility Warrant Master Fund, Ltd. - Cayman Islands
Sabby Management, LLC - Delaware, USA
Hal Mintz - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sabby Volatility Warrant Master Fund, Ltd. - 60,325

Sabby Management, LLC - 60,325

Hal Mintz - 60,325
Percent of class:
Sabby Volatility Warrant Master Fund, Ltd. - 4.9%

Sabby Management, LLC - 4.9%

Hal Mintz - 4.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 60,325
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 60,325

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SABBY MANAGEMENT, LLC: /S/ ROBERT GRUNDSTEIN, COO (01/03/2025)
- SABBY VOLATILITY WARRANT MASTER FUND LTD: /S/ ROBERT GRUNDSTEIN, COO OF INVESTMENT MANAGER (01/03/2025)
- HAL MINTZ: /S/ HAL MINTZ, HAL MINTZ (01/03/2025)